Form N-SAR
Item 77C
Matter submitted to a vote of security holders

Submittal to the Initial Shareholder of the Amended Advisory
Agreement
RESOLVED, that the amended Investment Advisory
Agreement between The Motley Fool Funds Trust and
Motley Fool Asset Management, LLC, be submitted to the initial shareholder of the Motley Fool Epic
Voyage Fund for approval.